November 9, 2009

Securities and Exchange Commission

Public Filing Desk

100 F Street N.E.

Washington, D.C. 20549

Attention: Linda Stirling

RE:

Dunham Funds, File Numbers  333-147999 and   811-22153

Ladies and Gentlemen:

On behalf of Dunham Funds (the “Registrant”), this letter responds to comments you provided on November 4, 2009 with respect to the Schedule 14C Preliminary Information Statement filed in order to notify shareholders of the Dunham Emerging Markets Stock Fund (the “Fund”) that the Registrant has selected Marvin & Palmer Associates, Inc. as the new investment sub-adviser to the Fund.  Your comments are set forth below and each is followed by the Registrant’s response.

Information Statement

Comment 1:

Please review the “Illustrative Sub-Advisory Fee Table” and revise the numbers reflected in the “Total Fee Payable to Sub-Adviser” columns so that they are consistent with the Fulcrum Fee methodology set forth in the paragraph above.

Response:	We have revised the table as follows: C
Comment 2:	In the paragraph directly below the “Illustrative Sub-Advisory Fee Table,” please add disclosure regarding the difference between the amount paid last year under the prior sub-advisory agreement and the amount that would have been paid had the new sub-advisory agreement been in effect as a percentage of the fee paid last year.
Response:

The disclosure has been revised as follows:

The aggregate advisory fee paid by the Fund, excluding any fee waivers, last fiscal year was $(1,932).  The aggregate advisory fee that would have been paid if proposed fee was in effect is $6,866, which is 455.38% higher than the advisory fee paid by the Fund last fiscal year.

Comment 3:	Please add introductory disclosure before the “Pro Forma Fee and Expense Table” regarding the information presented in the chart.
Response:	The following disclosure has been added: The following table provides information about the Fund’s fees and expenses under the New Sub-Advisory Agreement:

General

Comment 1:	Please provide a statement in response to the generic “Tandy” comments.
Response:

The Trust has authorized us to acknowledge on its behalf that:

1.

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this filing please contact JoAnn M. Strasser at (513) 352-6725.

Very truly yours,

/s/ Thompson Hine LLP

THOMPSON HINE LLP